Contact

www.linkedin.com/in/walter-kerpa-a18b304 (LinkedIn)

Top Skills

New Business Development
Fundraising
Business Development

Walter Kerpa

Beverage
San Diego, California, United States

Experience

Busa Oatmilk Espresso Martini
Co-Founder
October 2023 - Present (2 years 3 months)
San Diego County, California, United States

Uncle Ed's Damn Good Vodka
Chief Executive Officer
June 2021 - Present (4 years 7 months)
San Diego, California, United States

American Revolution vodka
Manager
October 2010 - Present (15 years 3 months)
Boise, Idaho, United States

Distilled Spirits USA
CEO
October 2010 - September 2022 (12 years)
Boise, Idaho, United States

The Brain Treatment Center
Director Of Business Development
June 2015 - April 2017 (1 year 11 months)
Newport Beach CA

Developed strategic growth and partnerships for an off label treatment and research center focusing on non-invasive neuromodulation.

Kerpa Construction llc
Builder
February 1995 - August 2010 (15 years 7 months)
Boise, Idaho, United States

Residential and hillside construction and design, light commercial and TI.

Education

Boise State University
· (October 1994 - December 1996)

Defense Language Institute Foreign Language Center
· (October 1990 - August 1992)

Defense Language Institute Foreign Language Center
Czech Language and Literature · (October 1990 - April 1992)